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                            October 26, 2020

       Yacov Geva, Ph.D.
       President and Chief Executive Officer
       G Medical Innovations Holdings Ltd.
       5 Oppenheimer St.
       Rehovot 7670105, Israel

                                                        Re: G Medical
Innovations Holdings Ltd.
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed October 22,
2020
                                                            File No. 333-249182

       Dear Dr. Geva:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 8, 2020 letter.

       Amendment No. 1 to Registration Statement on Form F-1

       Prospectus Summary
       Our Company, page 1

   1. We note you have provided revenue, profitability and cash used in operations information related to your
financial results for the three years ended December 31, 2019. Please balance this
information with similar information for the six months ended June 30, 2020 and 2019. In addition,
balance your discussion of your gross margins in the service business with your
gross margins in the products business. Finally, address this comment as it relates to the
similar disclosure you presented in the Business section on page 58.
 Yacov Geva, Ph.D.
FirstName
G Medical LastNameYacov   Geva,Ltd.
                                Ph.D.
          Innovations Holdings
Comapany
October 26,NameG
            2020 Medical Innovations Holdings Ltd.
October
Page 2 26, 2020 Page 2
FirstName LastName
Prospectus Summary
Recent Developments, page 6

2. We note your updated disclosure that the board of directors approved the issuance of
         1,000,000 ordinary shares and five-year warrants to purchase 734,371 ordinary shares with an average exercise price of $0.76 to your underwriters for "prior services rendered." Please provide additional details on the specific nature of the "prior services rendered." In addition, please advise on how the number of ordinary shares and exercise price was determined.
3. We note your updated disclosure that your board of directors approved the issuance to
         Yacov Geva of 5,277,778 Ordinary Shares and a cash bonus of $240,000 in consideration of his service to your company. Please update your related party transaction section accordingly to reflect this recent event.
Exhibits

4. The Exhibit 5.1 legality opinion that you file to satisfy your obligations under Regulation
         S-K Item 601(b)(5) should not assume conclusions of law that are necessary for the ultimate opinion. Please revise the assumptions in clause (i) of the legality opinion or tell us why those assumptions are appropriate. See Section II.B.3 of Staff Legal Bulletin No.
         19. In addition, the assumption in clause (e) should be limited to parties other than the company.
       You may contact Jeanne Bennett at 202-551-3606 or Jeanne Baker at 202-551-3691 if
you have questions regarding comments on the financial statements and related matters. Please contact Jason L. Drory at 202-551-8342 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Life
Sciences
cc:      David Huberman, Esq.